SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                             FORM 11-K


(Mark One)

       (X)     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the Year Ended December 31, 1996

                                   OR

       ( )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For the Transition Period From      to
                              Commission File Number

                 A. Full title of the Plan and the address of the
                    Plan, if different from that of the issuer named below:

                    ACCEPTANCE INSURANCE COMPANIES INC.
           EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN

                 B. Name of issuer of the securities held
                    pursuant to the Plan and the address of its principal executive office:

                    ACCEPTANCE INSURANCE COMPANIES INC.
                           ONE CENTRAL PARK PLAZA
                   222 SOUTH 15TH STREET, SUITE 600 NORTH
                           OMAHA, NEBRASKA 68102

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              ACCEPTANCE INSURANCE COMPANIES INC.
                              EMPLOYEE STOCK OWNERSHIP AND TAX
                              DEFERRED SAVINGS PLAN
                              ----------------------------------
                              (Name of Plan)


        June 27, 1997              /s/  Georgia M. Mace
Date: __________________      By ________________________________
                                   Georgia M. Mace
                                   Plan Administrator

                      REQUIRED INFORMATION


Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.


Table of Contents


(a)  Financial Statements and Annual Report Schedules

     Independent Auditors' Report
     Statement of Net Assets Available for Benefits,
       December 31, 1996
     Statement of Net Assets Available for Benefits,
       December 31, 1995
     Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 1996
     Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 1995
     Notes to Financial Statements

(b)  Annual Report Schedules

     Item 27a - Schedule of Assets Held for Investment
       Purposes, December 31, 1996
     Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996


(c)  Exhibits

     Exhibit 23 - Independent Auditors' Consent


Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Acceptance Insurance Companies Inc. Employee Stock
  Ownership and Tax Deferred Savings Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Pfeister & Blackman, LLP

June 5, 1997
Omaha, Nebraska

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1996
---------------------------------------------------------------------------------------------------
                               Guaranteed                                                Capital
                               Interest                Market    Balanced    Income    Appreciation
                               Contracts    Other      Funds     Portfolio  Portfolio   Portfolio
                               ---------    -----      ------    ---------  ---------  ------------
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                $  --      $  --      $  --      $  --      $  --       $    --
  Money Market Fund              101,885      --       229,767     88,446     27,745       273,246
  U.S. Government Securities
    and Agencies                   --         --         --       228,597    108,763         --
  Corporate Bonds                  --         --         --       139,174     97,845     1,526,181
  Common Stock                     --         --         --       531,703     90,117     3,499,464
  Preferred Stock                  --         --         --        70,750     32,800         --
  Mutual Funds                   510,891      --         --         --         --            --
  Participant Loans                --       319,113      --         --         --            --

Investments at Contract Value:
  Guaranteed Interest Contracts  131,441      --         --         --         --            --
  Certificate of Deposit         172,141      --         --         --         --            --

Cash                               --         --         --            34         51         --

Receivables:
  Employer Contributions           --       848,536      --         --         --            --
  Employee Contributions           --       111,659      --         --         --            --
  Accrued Interest                 6,974      --         1,085      7,855      3,505        44,813
                                --------   --------   --------   --------   --------    ----------
     Total Assets                923,332  1,279,308    230,852  1,066,559    360,826     5,343,704
                                --------  ---------   --------   --------   --------    ----------

LIABILITIES

  Excess Contributions Payable     3,204      --            94     10,044      3,176        16,763
  ESOP Loan                        --         --         --         --         --            --
                                --------   --------   --------   --------   --------    ----------
    Total Liabilities              3,204      --            94     10,044      3,176        16,763
                                --------   --------   --------   --------   --------    ----------

Net Assets Available for
  Benefits                      $920,128  $1,279,308  $230,758 $1,056,515   $357,650    $5,326,941
                                ========   ========   ========   ========   ========    ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1996
---------------------------------------------------------------------------------------------------
                               Acceptance        Employee Stock
                                 Common            Ownership
                               Stock Fund   Allocated  Unallocated    Total
                               ----------   ---------  -----------    -----
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock              $1,112,517  $1,116,823    $  373,413  $2,602,753
  Money Market Fund               17,175         289       --          738,553
  U.S. Government Securities       --          --          --          337,360
  Corporate Bonds                  --          --          --        1,763,200
  Common Stock                     --          --          --        4,121,284
  Preferred Stock                  --          --          --          103,550
  Mutual Funds                     --          --          --          510,891
  Participant Loans                --          --          --          319,113

Investments at Contract Value:
  Guaranteed Interest Contracts    --          --          --          131,441
  Certificate of Deposit           --          --          --          172,141

Cash                               --          --          --               85

Receivables:
  Employer Contributions           --          --          --          848,536
  Employee Contributions           --          --          --          111,659
  Accrued Interest                    65            1      --           64,298
                                --------    --------    ----------  ----------
    Total Assets              $1,129,757    1,117,113      373,413  11,824,864
                                --------    --------    ---------- -----------
LIABILITIES

  Excess Contributions Payable     7,113       --          --           40,394
  ESOP Loan                        --          --          207,991     207,991
                                --------    --------    ----------  ----------
    Total Liabilities              7,113       --          207,991     248,385
                                --------    --------    ----------  ----------

Net Assets Available for
  Benefits                    $1,122,644  $1,117,113      $165,422  11,576,479
                              =========  ==========     ==========  ==========

             The accompanying notes are an integral part of these financial statements.

/TABLE

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1995
---------------------------------------------------------------------------------------------------
                            Guaranteed              Money                             Capital
                               Interest                Market    Balanced    Income    Appreciation
                               Contracts    Other      Funds     Portfolio  Portfolio   Portfolio
                               ---------    -----      ------    ---------  ---------  ------------
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                $  --      $  --      $  --      $  --      $  --       $    --
  Money Market Fund               60,016         55    279,565    215,977     48,045       325,506
  U.S. Government Securities       --         --         --       122,681     60,785         --
  Corporate Bonds                  --         --         --        36,875     31,125     1,232,524
  Common Stock                     --         --         --       167,076     45,189     2,621,669
  Preferred Stock                  --         --         --        72,193     33,377         --
  Mutual Funds                     --       212,762      --         --         --           53,750
  Participant Loans                --       130,619      --         --         --            --

Investments at Contract Value:
  Guaranteed Interest Contracts  227,510      --         --         --         --            --
  Certificate of Deposit         156,936      --         --         --         --            --

Cash                               --         --        35,317      --         --            --

Receivables:
  Employer Contributions           --       239,408      --         --         --            --
  Accrued Interest                10,739         13      1,235      4,338       1,977       25,628
                                --------   --------   --------   --------   --------    ----------
    Total Assets                 455,201    582,857    316,117    619,140     220,498    4,259,077
                                --------   --------   --------   --------   --------    ----------

LIABILITIES

  Excess Contributions Payable     --         2,201      --         8,013        563        21,889
  ESOP Loan                        --         --         --         --         --            --
                                --------   --------   --------   --------   --------    ----------
    Total Liabilities              --         2,201      --         8,013        563        21,889
                                --------   --------   --------   --------   --------    ----------
Net Assets Available for
  Benefits                      $455,201   $580,656   $316,117   $611,127   $219,935    $4,237,188
                                ========   ========   ========   ========   ========    ==========
Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1995
--------------------------------------------------------------------------------------------------
                                                   Employee
                               Acceptance            Stock
                                 Common            Ownership
                               Stock Fund    Allocated    Unallocated       Total
                               ----------    ---------    -----------       -----
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                $760,335     $860,638      $331,311       $1,952,284
  Money Market Fund                  148           38         --             929,350
  U.S. Government Securities       --           --            --             183,466
  Corporate Bonds                  --           --            --           1,300,524
  Common Stock                     --           --            --           2,833,934
  Preferred Stock                  --           --            --             105,570
  Mutual Funds                     --           --            --             266,512
  Participant Loans                --           --            --             130,619

Investments at Contract Value:
  Guaranteed Interest Contracts    --           --            --             227,510
  Certificate of Deposit           --           --            --             156,936

Cash                                --           --           --              35,317

Receivables:
  Employer Contributions           --           --            --             239,408
  Accrued Interest                    12        --            --              43,942
                                --------     --------      --------       ----------
    Total Assets                 760,495      860,676       331,311        8,405,372
                                --------     --------      --------       ----------

LIABILITIES

  Excess Contributions Payable     7,721        --            --              40,387
  ESOP Loan                        --           --          245,010          245,010
                                --------     --------      --------       ----------
    Total Liabilities              7,721        --          245,010          285,397
                                --------     --------      --------       ----------
Net Assets Available for
  Benefits                      $752,774     $860,676      $ 86,301       $8,119,975
                                ========     ========      ========       ==========

             The accompanying notes are an integral part of these financial statements.

/TABLE

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------
                               Guaranteed                                               Capital
                               Interest                Market    Balanced    Income    Appreciation
                               Contracts    Other      Funds     Portfolio  Portfolio   Portfolio
                               ---------    -----      ------    ---------  ---------  ------------
Additions:
Investment Income:
  Interest                      $ 19,313  $  --     $   13,387   $ 29,663   $ 12,944    $  155,630
  Dividends                        --        --          --         8,522      3,446        62,059
  Realized (Loss) Gain             --        --          --        70,757     15,936       (72,055)
  Unrealized (Loss) Gain          24,683     --          --        35,268      3,710       413,068
                                --------  --------  ----------   --------   --------    ----------
                                  43,996     --         13,387    144,210     36,036       558,702
Allocation of 3,366 shares of
  Company stock at market          --        --          --         --         --            --

Contributions:
  Employee                         --      111,659   1,168,432      --         --              (83)
  Employee Rollovers               6,679     --         90,741     88,643      50,374      260,496
  Employer                         --      609,128     239,408     (2,395)     --           (2,396)
  Interest Paid by Acceptance
    on Behalf of Plan              --        --          --         --         --            --
                                --------  --------  ----------   --------   --------    ----------
                                   6,679   720,787   1,498,581     86,248      50,374      258,017
                                --------  --------  ----------   --------   --------    ----------
      Total Additions             50,675   720,787   1,511,968    230,458     86,410       816,719

Deductions:
  Return of Excess
    Contributions                 (3,204)     --           (94)   (10,044)    (3,176)      (16,763)
  Distributions to Plan
    Participants                 (15,919)     --       (82,582)   (65,354)   (43,509)     (268,068)
  Allocation of 3,366 Shares
    of Company Stock at
    Market                         --         --         --         --         --            --
  Interest on ESOP Loan            --         --         --         --         --            --
                                --------  --------   ---------   --------   --------    ----------
    Total deductions             (19,123)     --       (82,676)   (75,398)   (46,685)     (284,831)

Net Transfer of Assets
  (to) From                      433,375   (22,135) (1,514,651)   290,328     97,990       557,865

Net Increase (Decrease)          464,927   698,652     (85,359)   445,388    137,715     1,089,753

Net Assets Available for
  Benefits Beginning of Year     455,201   580,656     316,117    611,127    219,935     4,237,188

Net Assets Available for
  Benefits at End of Year       $920,128 1,279,308  $  230,758 $1,056,515   $357,650    $5,326,941
                                ========  ========  ==========   ========   ========    ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------
                               Acceptance        Employee Stock
                                 Common            Ownership
                               Stock Fund   Allocated  Unallocated    Total
                               ----------   ---------  -----------    -----
Additions:
Investment Income:
  Interest                      $    342    $     40    $  --       $  231,319
  Dividends                        --           --         --           74,027
  Realized (Loss) Gain             6,959      11,864       --           33,461
  Unrealized (Loss) Gain         267,395     261,886     106,478     1,112,488
                                --------    --------    --------    ----------
                                 274,696     273,790     106,478     1,451,295
Allocation of 3,366 Shares of
  Company Stock at Market          --         64,375       --           64,375

Contributions:
  Employee                         --          --          --        1,280,008
  Employee Rollovers              24,361       --          --          521,294
  Employer                         --          --         37,019       880,764
  Interest Paid by Acceptance
    on Behalf of Plan              --          --         19,075        19,075
                                --------    --------    --------    ----------
                                  24,361       --         56,094     2,701,141
                                --------    --------    --------    ----------
      Total Additions            299,057     338,165     162,572     4,216,811

Deductions:
  Return of Excess
    Contributions                 (7,113)      --          --          (40,394)
  Distributions to Plan
    Participants                 (78,604)    (82,427)      --         (636,463)
  Allocation of 3,366 Shares
    of Company Stock at
    Market                         --          --        (64,375)      (64,375)
  Interest on ESOP Loan            --          --        (19,075)      (19,075)
                                --------    --------    --------    ----------
    Total Deductions             (85,717)    (82,427)    (83,450)     (760,307)

Net Transfer of Assets
  (to) From                      156,530         699          (1)        --

Net Increase (Decrease)          369,870     256,437      79,121     3,456,504

Net Assets Available for
  Benefits Beginning of Year     752,774     860,676      86,301     8,119,975

Net Assets Available for
  Benefits at End of Year     $1,122,644  $1,117,113    $165,422   $11,576,479
                                ========    ========    ========    ==========

             The accompanying notes are an integral part of these financial statements.

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 1995
----------------------------------------------------------------------------------------

                              Guaranteed             Money                              Capitol
                               Interest              Market      Balanced   Income     Appreciation
                              Contracts    Other     Funds       Portfolio  Portfolio   Portfolio
                              ----------   ------    ---------   ---------  ----------  ----------
                                                         >
Additions:
Investment Income:
  Interest                    $26,097      $    772   $  19,614  $  20,028   $  8,939   $  116,298
  Dividends                      --            --         --         2,576        993       54,952
  Realized (Loss) Gain           --           3,201       --        17,632      4,899      351,523
  Unrealized (Loss) Gain         --           6,722       --        49,929     16,393      383,991
                              ----------   --------   ---------  ---------   --------   ----------
                               26,097        10,695      19,614     90,165     31,224      906,764
Allocation of 4,737 Shares
  of Company Stock at Market      --           --          --          --         --          --

Contributions:
  Employee                        --         13,996     824,729        --         --         7,886
  Employee Rollovers              --           --        15,548      1,532       1,533      11,946
  Employer                        --        112,688     128,530        --         --           --
  Interest Paid by Acceptance
    on Behalf of Plan             --          --          --           --         --           --
                              --------     --------   ---------   --------      ------    --------
                                  --        126,684     968,807      1,532       1,533      19,832
                              ---------    --------   ---------   --------      ------    --------

    Total Additions             26,097      137,379     988,421     91,697      32,757     926,596

Deductions:
  Return of Excess
    Contributions                 --         (2,201)      --        (8,013)       (563)    (21,889)
  Distributions to Plan
    Participants               (18,889)      (2,137)    (22,717)     (4,809)      (392)    (126,573)
  Allocation of 4,737 Shares
    of Company Stock at Market     --         --         --              --         --          --
  Interst on ESOP Loan             --         --         --              --         --          --
                              ---------    --------   ---------      -------    --------   --------
   Total Deductions            (18,889)      (4,338)    (22,717)     (12,822)     (955)    (148,462)

Net Transfer of Assets
  (to) From                    (31,955)     190,442  (1,156,269)     252,754     71,488     430,323

Net Increase (Decrease)        (24,747)     323,483    (190,565)     331,629    103,290   1,208,457

Net Assets Available for
  Benefits at
    Beginning of Year          479,948      257,173     506,682      279,498    116,645   3,028,731

Net Assets Available for
  Benefits at
    End of Year               $455,201    $ 580,656   $ 316,117    $ 611,127  $ 219,935 $ 4,237,188
                              =========    ========   =========    =========  ========= ===========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1995
---------------------------------------------------------------------------------------------------

                                                  Employee
                              Acceptance            Stock
                                Common            Ownership
                              Stock Fund   Allocated    Unallocated   Total
                             ------------  ---------    -----------   ----
Additions:
Investment Income:
  Interest                    $  2,428     $     22      $    --       $194,198
  Dividends                        --         --              --         58,521
  Realized (Loss) Gain          36,089          596           --        413,940
  Unrealized (Loss) Gain        (6,105)     (26,029)       (17,892)     407,009
                              --------      --------         --------   -------
                                32,412      (25,411)       (17,892)   1,073,668

Allocation of 4,737 Shares
  of Company Stock at Market       --        74,016            --        74,016

Contributions:
  Employee                         --          --               --      846,611
  Employee Rollovers             2,428         --               --       32,987
  Employer                         --          --            52,100     293,318
  Interest Paid by Acceptance
    on Behalf of Plan              --          --             3,994       3,994
                              --------       --------      ---------    -------
                                 2,428         --            56,094   1,176,910
                              --------       --------      ---------  ---------
    Total Additions             34,840        48,605         38,202   2,324,594

Deductions:
  Return of Excess
    Contributions               (7,721)        --               --      (40,387)
  Distributions to Plan
    participants               (20,103)       (1,912)           --     (197,532)
  Allocation of 4,737 Shares
    of Company Stock at Market     --          --           (74,016)    (74,016)
  Interet on ESOP Loan             --          --            (3,994)     (3,994)
                              --------       ---------      --------  ---------
     Total Deductions          (27,824)       (1,912)       (78,010)   (315,929)

Net Transfer of Assets
  (to) From                    209,828        15,320         18,069        --

Net Increase (Decrease)        216,844        62,013        (21,739)  2,008,665

Net Assets Available for
  Benefits at
    Beginning of Year          535,930       798,663        108,040   6,111,310

Net Assets Available for
  Benefits at
    End of Year               $752,774      $860,676         86,301   8,119,975
                              ========      ========         ======   =========

             The accompanying notes are an integral part of these financial statements.

/TABLE

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Notes to Financial Statements
Years Ended December 31, 1996 and 1995

1.   DESCRIPTION OF THE PLAN
     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     The Acceptance Insurance Companies Inc. Employee Stock Ownership (ESOP) and Tax Deferred Savings Plan (401[k]) (the
     Plan) was established to enable participating employees of Acceptance Insurance Companies Inc. (the Company) to share in the growth of the employer and to provide participants with future economic security. Participation in the Plan is voluntary and is applicable to all employees who have been credited with one year of service and attained the age of 21 for the ESOP portion and have been credited with six months of service and attained the age of 21 for the 401(k) portion. The Plan is administered by the Acceptance Insurance Companies Inc. Administrative Committee.

     Contributions
     Employee contributions are invested in one or more funds as elected by the employee. As of December 31, 1996, the following funds were available for investment: Money Market Fund, Income Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Guaranteed Interest Contracts; and Acceptance Insurance Companies Inc. Common Stock Fund. Employer contributions are invested only in the Acceptance Common Stock Fund for the ESOP portion of the Plan and in one or more funds for the 401(k) portion of the Plan, as directed by the participant. Participants may change their investment options quarterly.

     Each participant may, subject to the maximum limitations under ERISA, contribute to the 401(k) portion from 1% to 15% of their compensation, as defined under the Plan. The Company may, but is not required to, contribute a matching contribution. The Company may also make an additional discretionary contribution. Any Company contributions are determined by the Company's Board of Directors.

     Vesting
     Employer contributions to the ESOP portion of the Plan become vested in accordance with a vesting schedule which increases 20% for each consecutive year of service starting with the third year of service and are fully vested after seven years of service. For the 401(k) portion of the Plan, except upon death, disability or retirement, whereupon employer contributions become fully vested, employer contributions are vested 10% with one year of service and vesting increases to 30%, 50%, 75% and 100% through five years of service. Employee contributions are fully vested at all times.

     The normal form of benefit for a participant who terminates or retires is a lump sum payment. If the participant's account was invested in Acceptance Insurance Companies Inc. common stock, the payment can be in the form of stock or cash. For all other account balances lump sum payment is in cash only.

     Forfeited Accounts
     For terminated employees withdrawing their vested accounts, forfeited nonvested accounts are reallocated to participants in the same proportion each participant's salary reduction is to the total of all participants' salary reduction. ESOP forfeitures are allocated in the same manner as the Employer Discretionary ESOP contribution. During the Plan Year ended December 31, 1996 and 1995, forfeited account balances totalled $1,877 and $702, respectively.

     Loans to participants
     The Plan provides that participants may be granted loans subject to certain terms and maximum dollar or vested account balance limits, as defined by the Plan. These loans mature within five years from the date they are granted, except loans for the participant's principal residence can be extended beyond five years. Loan payments are withheld from employee payroll and submitted to the trustee.

     Plan termination
     The term of the plan is indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. In the event the Plan is terminated, with certain exceptions, each participant's account becomes 100% vested. The Company is required to direct the Trustee to distribute the Plan's assets to participants in lump sum distributions, which shall be made in whole shares of the Acceptance Insurance Companies Inc. stock to the extent the fund is so comprised and cash.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting
     The financial statements of the Acceptance Insurance
     Companies Inc. Employee Stock Ownership and Tax Deferred
     Savings Plan are prepared on the accrual basis of accounting.


     Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     Investment Valuation and Income Recognition
     Investments in equity securities are recorded at fair value. Mutual fund units are recorded at reported net asset value. Investments in guaranteed interest contracts are valued at contract value (see Note 3), which approximates fair value. Participant loans are carried at the balance of outstanding principal.


     Purchases and sales of securities are recorded on a settlement-date basis, which approximates trade-date basis.
     Interest and dividend income are recorded on the accrual basis.

     Payment of benefits
     Benefits are recorded when paid.

3.   GUARANTEED INTEREST CONTRACTS WITH INSURANCE COMPANY

     Assets that were merged into the Plan from the Redland Group 401(K) Plan include a Guaranteed Interest Account entered into with Principal Mutual Life Insurance Company (Principal) on September 1, 1992. Pursuant to the merger, the contracts were transferred to the Plan trustee, who maintains the contributions. During 1995 and 1996, funds from contracts with Principal that had matured were converted to a mutual fund. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Principal. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals.

4.   EXERCISE OF WARRANTS AND ESOP LOAN

     Effective November 28, 1994, the Plan exercised its 27,010 warrants to purchase common stock of Acceptance Insurance Companies Inc. at $11.00 a share, for a total purchase price of $297,110, financed by a term note guaranteed by the Company.

     The term note bears interest at 7.5%, payable in annual installments of $56,094 including principal. The annual principal and interest payments are due beginning February 1, 1995, with any remaining principal due February 1, 2001. Effective November 28, 1994, the Company entered into a contribution agreement whereby the Company agrees to contribute to the Plan a sufficient amount to allow the Plan to pay the annual installments of principal and interest on the loan. The Plan agrees to apply any amounts received toward the annual principal and interest installments. Interest of $19,747 was paid by the Company on behalf of the Plan, for the year ended December 31, 1996. Loan repayments will be made as follows:

                    1997                  39,893
                    1998                  43,004
                    1999                  46,352
                    2000                  49,964
                    2001                  28,778
                                        --------
                                        $207,991
                                        ========

     The loan is collateralized by the unallocated shares of stock. As the ESOP loan is paid, stock is released from encumbrance and allocated to participants' accounts based on a predetermined formula. The lender has no right against shares that have been released and allocated under the ESOP. Accordingly, the financial statements present separately the assets and liabilities and changes therein related to:

          .    Stock already released and allocated to
               participant accounts.

          .    Stock not yet allocated to employees
               (unallocated).

5.   INCOME TAX STATUS

     The Internal Revenue Service has informed the Company that the Plan, as amended and restated October 1, 1990, is qualified under Section 401(a) of the Internal Revenue Code
     (IRC) and is, accordingly, exempt from federal income taxes under the provisions of Section 501(a) of the IRC.

     A participant's contributions to the 401(k) portion of the Plan are made on a pre-tax basis, i.e., they are excluded from gross income for tax purposes, but are subject to social security taxes. A participant is not subject to federal income taxes on the amount of participant contributions, Company contributions or Plan earnings until such amounts are withdrawn or distributed. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

6.   FEES AND EXPENSES

     Fees and expenses that are incurred directly in the interest of the Plan were paid by Acceptance Insurance Companies Inc.
     for the years ended December 31, 1996 and 1995.

7.   RELATED PARTY TRANSACTIONS

     Mammel and Associates, a related party through common management, began administering the Plan on July 1, 1994. As stated in Note 6, all fees incurred for Plan administration were paid by Acceptance Insurance Companies Inc.

8.   INVESTMENTS

     Investments held by the Plan at December 31, are:

<caption
                                                   1996                    1995
               Description                   Cost        Market      Cost        Market
               -----------                   ----        ------      ----        ------
     Acceptance Insurance Companies Inc.
       Common Stock (112,878 and 108,973
       shares)                             $1,418,759  $2,229,340  $1,342,354  $1,620,973

     Acceptance Insurance Companies Inc.
       Common Stock (18,907 and 22,273
       shares encumbered by ESOP Loan
       (Note 4))                              207,977     373,413  $  245,003  $  331,311

     Common Stock of Unaffiliated
       Companies                            3,508,195   4,121,284   2,384,774   2,833,934

     Preferred Stock                          103,375     103,550     103,375     105,570

     Mutual Funds                             479,486     510,891     259,166     266,512

     U.S. Government Obligations              329,675     337,360     169,675     183,466

     Corporate Bonds                        1,719,211   1,763,200   1,261,267   1,300,524

     Guaranteed Interest Contracts            131,441     131,441     227,510     227,510

     Certificate of Deposit                   172,141     172,141     156,936     156,936

     Money Market Fund                        738,553     738,553     929,350     929,350

     Participant Loans                        319,113     319,113     130,619     130,619
                                           ---------- -----------  ----------  ----------
                                           $9,127,926 $10,800,286  $7,210,029  $8,086,705
                                           ==========  ==========  ==========  ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996
---------------------------------------------------------------------------------------------------
             Column B                                Column C                 Column D    Column E
                                       Description of Investment, Including
    Identity of Issue, Borrower           Collateral, Rate of Interest,                   Current
      Lessor or Similar Party          Maturity Date, Par or Maturity Value     Cost       Value

Common Stock:                                    Number of Shares
*Acceptance Insurance Companies Inc.                 112,878                 $1,418,759  $2,229,340
*Acceptance Insurance Companies Inc.   18,907, collateralized by term note,
                                             7.5%, maturing 2/1/2001            207,977     373,413
Aliant Communications                                  1,015                     18,233      17,255
Allied Group                                           2,250                     39,188      73,406
Allstate Corp                                            650                     29,189      37,618
American International Group                             140                     13,562      15,155
Amtech Corp                                              396                      4,158       2,617
Arrow Electronics Inc.                                   900                     40,323      48,150
AT & T Corp                                            1,280                     49,808      55,520
Banco Latinoamericano                                  1,200                     55,094      60,900
Belden & Blake Corp                                    2,400                     63,119      88,800
Brierly Investments Ltd                               48,200                     34,800      44,667
Brunswick Corp                                         2,700                     54,500      64,800
Cairn Energy USA Inc                                  10,700                    106,475     107,000
Calenergy Inc                                          3,800                     97,682     127,775
Cali Realty Corp                                       2,600                     70,382      80,275
Calpine Corporation                                    6,500                    104,000     130,000
Cavalier Homes Inc                                       707                      3,672       8,132
Central Newspapers CL A                                  360                     10,135      15,840
Central Telephone Enterprise Inc                       2,200                     70,807      67,925
CNS Inc                                                1,250                     17,969      17,969
Collective Bancorp Inc                                 2,600                     70,031      91,325
Compania Boliviana Energia                               900                     27,072      38,475
Developers Divers Realty Corp                          2,000                     64,587      74,250
Dial Corporation                                       3,500                     50,400      51,187
Du Pont E I DeNemours & Co                               600                     54,648      56,475
Excel Realty Trust Inc                                 3,000                     64,529      76,125
FMLMC VT                                                 330                     27,463      36,423
Florida East Coast Inds                                  100                      6,866       8,738
Foremost Corp of America                               1,180                     37,317      70,800
Franklin Quest Co                                        980                     20,487      20,580
Frontier Ins Group Inc Com                             3,850                     61,194     147,263
Fruit of the Loom CL A                                   920                     29,813      34,845
Gallagher Arthur J & Co                                  400                     12,189      12,400
General Motors Corp                                      900                     49,773      50,175
General Nutrition Co                                   4,600                     64,688      77,625
Gilat Satellite Network Ltd                            2,900                     64,827      71,413
Great Western Financial                                2,600                     64,207      75,400
Grupo Televisa                                           480                      7,154      12,300
Healthdyne Technologies Inc                            5,300                     64,263      47,038
Hexcel Corp                                            5,800                     28,507      94,250
Home State Holdings Inc                                1,200                     10,713       9,300
Horizon/CMS Healthcare Corp                            6,500                     91,617      82,062
Integrated Health Services Inc                         2,700                     61,030      65,813
KCS Energy Inc                                         2,000                     72,388      71,500
Lancaster Colony                                       1,900                     71,686      87,400
                                                                              ---------     -------
 Total this page                                                              3,687,281   5,129,719

/TABLE

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996
---------------------------------------------------------------------------------------------------
             Column B                                Column C                 Column D    Column E
                                       Description of Investment, Including
    Identity of Issue, Borrower           Collateral, Rate of Interest,                   Current
      Lessor or Similar Party          Maturity Date, Par or Maturity Value     Cost       Value
Common Stock:                                   Number of Shares
Balance forward                                                               3,687,281   5,129,719
Legg Mason Inc                                        1,600                      56,512      61,600
Lincoln Electric Co CL A                                600                      18,300      18,150
Masco Corp                                            3,400                      97,486     122,400
Novell Inc                                           10,400                     107,120      98,475
OEC Medical Systems, Inc                              1,340                       8,040      20,100
Patriot American Hospitality                          2,200                      62,367      94,875
Penn-America Group Inc                                1,000                      16,250      16,125
Prentiss Properties Trust SH Ben Int                  3,500                      70,000      87,500
Shoneys Inc                                          10,000                      92,350      70,000
Skyline Corp                                          4,000                      96,928      99,000
Sothebys Hldgs Inc CL A                               6,700                      95,810     124,788
Stet Soc Finanz Telef Sp ADR                          1,800                      55,458      79,875
Target Therapeutics Inc                                 460                       6,469      19,320
TCA Cable TV Inc                                        270                       7,973       8,134
Texaco Inc                                              670                      64,363      65,744
The Great Atlantic & Pacific Tea Co                   3,400                     108,783     108,375
Titan Wheel Intl Inc                                  6,100                      97,651      77,775
US Freightways Corp                                   5,000                     105,850     137,187
UNR Industries Inc                                    4,900                      19,968      29,400
Valassis Communications Inc                           1,025                      16,174      21,653
Viacom Inc CL B                                         220                       9,219       7,672
Viad Corp                                             3,500                      48,579      57,312
Vitro S.A. Sponsored ADR                             11,000                      70,675      60,500
Wang Laboratories                                     2,010                      22,864      40,703
WHX Corporation                                       7,000                      84,465      62,125
Zemex Corp                                              790                       7,996       5,530
                                                                             ----------   ---------
     Total Common Stock                                                       5,134,931   6,724,037


*Represents a Party-In-Interest

Mutual Funds:

Society National Bank Magic Fund                     44,300.478                 479,486     510,891

Preferred Stock:

First Chicago NBD Corp                               350 shares                  33,425      33,600
Texas Utilities Elec Co                              350 shares                  33,950      33,950
Westbridge Cap Corp                                   40 shares                  36,000      36,000
                                                                             ----------   ---------
  Total Preferred Stock                                                         103,375     103,550

U.S. Government Securities:

U.S. Treasury                                       105,000
                                             Note Dated 11/15/94 -
                                              7.375% Mat-11/15/97               104,934     106,542
U.S. Treasury                                        67,000
                                             Note Dated 8/15/94 -
                                              7.25% Mat-8/l5/2004                64,741      70,518
FHLB                                                160,000
                                             Note Dated 4/25/96 -
                                              8.055% Mat-4/25/2011              160,000     160,300
                                                                             ----------   ---------
  Total U.S. Government Securities                                              329,675     337,360

/TABLE

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996
---------------------------------------------------------------------------------------------------
             Column B                                Column C                  Column D   Column E

                                       Description of Investment, Including
    Identity of Issue, Borrower           Collateral, Rate of Interest,                    Current
      Lessor or Similar Party          Maturity Date, Par or Maturity Value      Cost       Value
Corporate Bonds:

AAF-McQuay Inc                          75,000 - 8.875% Mat-2/15/2003            75,243      75,375
AES Corp                                 5,000 - 10.25% Mat-7/15/2006-01          5,200       5,412
Agricul Mineral & Chems                 30,000 - 10.75% Mat-9/30/2003-98         31,612      32,079
Alliant Techsystems Inc                 30,000 - 11.75% Mat-3/1/2003-99          33,000      33,675
Arcadian Partners LP                    30,000 - Ser B 10.75% Mat-5/1/2005-98    29,588      33,297
Avondate Mills Inc                      70,000 - 10.25% Mat-5/1/2006-01          69,037      72,100
California Energy Co Inc                70,000 - 9.875% Mat-6/30/2003-00         72,100      73,325
Comcast Co                             105,000 - 9.125% Mat-10/15/2006-00       109,463     107,625
Commercial Federal Corp                 25,000 - 7.95% Mat-12/1/2006-01          50,000      50,000
Corporate Express Inc                   35,000 - 9.125% Mat-3/15/2004-99         35,079      35,760
Coty Inc                                28,000 - 10.25% Mat-5/1/2005-00          29,916      30,467
Dynacare Inc                            40,000 - 10.75% Mat-1/15/2006-01         41,025      40,500
Forest Oil Corporation                  15,000 - 11.25% Mat-9/1/2003-98          15,694      16,200
Genesis Health                          30,000 - 9.75% Mat-6/15/2005-00          30,075      31,425
Hayes Wheels Int Co                     70,000 - 11% Mat-7/15/2006-01            76,125      76,125
Host Marriott Travel Plaza              60,000 - 9.5% Mat-5/15/2005-00           60,450      62,700
Integrated Device Tech Inc              40,000 - 5.5% Mat 6/1/2002-98            33,900      33,800
McKesson Corp                           40,000 - 4.5% Mat-3/1/2004-99            34,950      34,950
MacNeal-Schwendler Corp                 40,000 - 7.875% Mat-8/18/2004-97         33,500      39,992
Moog Inc                                55,000 - 10% Mat-5/1/2006-01             55,605      57,888
Nabi Inc                                40,000 - 6.5% Mat-2/1/2003-99            39,000      42,680
Novacare Inc                            35,000 - 5.5% Mat-1/15/2000-96           30,625      31,434
Nuevo Energy Co                         65,000 - 9.5% Mat-4/15/2006-01           65,675      69,063
Ornda Healthcorp                        55,000 - 11.375% Mat-8/15/2004-99        61,119      63,387
Outdoor Systems Inc                     70,000 - 9.325% Mat-10/15/2006/01        71,750      72,275
Owens & Minor Inc                       70,000 - 10.875% Mat-6/1/2006-01         72,956      75,250
Owens Ill Inc                           70,000 - 9.75% Mat-8/15/2004-97          72,887      73,500
Quantum Health Res Inc                  50,000 - 4.75% Mat-10/1/2000-95          46,125      44,155
Quorum Health                           35,000 - 8.75% Mat-11/1/2005-00          35,569      36,008
Stater Brothers                         50,000 - 11% Mat-3/1/2001                50,312      54,000
Tenet Healthcare Corporation            45,000 - 10.125% Mat-3/1/2005-00         46,237      49,783
Texas Bottling Group Inc                60,000 - 9% Mat-11/15/2003-98            59,925      60,786
Tultex Corp                             65,000 - 10.625% Mat-3/15/2005-00        68,331      70,934
Westpoint Stevens Inc                   75,000 - 9.375% Mat-12/15/2001-98        77,138      77,250
                                                                             ----------    --------
     Total Corporate Bonds                                                    1,719,211   1,763,200

Guaranteed Interest Contracts:

Principal Financial Group              GIC, 5.49%, matures 12/31/97              88,946      88,946
Principal Financial Group              GIC, 6.06%, matures 12/31/98              42,495      42,495
                                                                             ----------     -------
  Total Guaranteed Interest Contracts     131,441                               131,441

Certificate of Deposit:                6.75%, matures 12/31/98                  172,141     172,141

Money Market Fund:                     738,553 units                            738,553     738,553

Loans to Participants:                 Participant loans bearing various
                                       dates and interest rates                 319,113     319,113
                                                                             ----------   ---------

     Total Investments                                                       $9,127,926 $10,800,286
                                                                             ==========  ==========





Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27d - Schedule of Reportable Transactions
For the Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------

Series Transactions, When Aggregated, Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets

   Column A             Column B         Column C   Column D     Column E      Column F    Column G

                                                                  Total         Total
 Identity of                             Number of  Number of  Dollar Value  Dollar Value     Net
Party Involved    Description of Assets  Purchases    Sales    of Purchases    of Sales     Change
--------------    ---------------------  ---------  ---------  ------------  ------------  --------
First National
  Bank of Omaha   Money Market Funds        551        305       7,652,098     7,868,358   (216,260)
